Exhibit 99.1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 30, 2024

To the shareholders of XTL Biopharmaceuticals Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of XTL Biopharmaceuticals Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel at 4:00 p.m. (Israel Time), April 30, 2024.

The agenda of the Meeting will be as follows:

1.	To re-elect Ms. Osnat Hillel Fein to hold office, for an additional term, as an external director of the Company, commencing as of March 25, 2024 for a period of three (3) years, until March 24, 2027;

2.	To approve the grant of 20,000 options to Mr. Doron Turgeman, our Chairman of the Board;

3.	To approve the grant of 10,000 options to Ms. Osnat Hillel Fein, our External Director;

4.	To approve the grant of 8,500 options to Ms. Iris Shapira Yalon, our External Director;

5.	To approve the grant of 100,000 options to Mr. Shlomo Shalev, our Chief Executive Officer;

6.	To ratify an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 23, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect as of December 1, 2023;

7.	To approve, including for the purpose of Nasdaq Rule §5635(c), a private placement of US$1.5 Million from certain investors, including an Interested Party, to be funded conditional upon the consummation of the acquisition of The Social Proxy Ltd., as detailed in the Company’s 6-k dated March 20, 2024.

Only shareholders and holders of ordinary shares represented by American Depositary Shares at the close of business on March 28, 2024 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 5 Badner Street, Ramat Gan 4365603, Israel, Attention: Chief Executive Officer.

By Order of the Board of Directors

/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer
March 21, 2024

5 Badner St.

Ramat Gan, Israel, 4365603

PROXY STATEMENT

FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 30, 2024

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.1 per share and holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with AN Extraordinary General Meeting of Shareholders, to be held on April 30, 2024, at 4:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “XTL Biopharmaceuticals,” “XTL,” “we”, “us”, “our” and the “Company” to refer XTL Biopharmaceuticals Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the extraordinary meeting will be as follows:

1.	To re-elect Ms. Osnat Hillel Fein to hold office, for an additional term, as an external director of the Company, commencing as of March 25, 2024 for a period of Three (3) years, until March 24, 2027.

2.	To approve the grant of 20,000 options to Mr. Doron Turgeman, our Chairman of the Board.

3.	To approve the grant of 10,000 options to Ms. Osnat Hillel Fein, our External Director.

4.	To approve the grant of 8,500 options to Ms. Iris Shapiro Yalon, our External Director.

5.	To approve the grant of 100,000 options to Mr. Shlomo Shalev, our Chief Executive Officer.

6.	To ratify an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 23, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect as of December 1, 2023.

7.	To approve, including for the purpose of Nasdaq Rule §5635(c), a private placement of US$1.5 Million from certain investors, including an Interested Party, to be funded conditional upon the consummation of the acquisition of The Social Proxy Ltd., as detailed in the Company’s Form 6-K dated March 20, 2024.

We currently are unaware of any other matters that may be raised at the extraordinary meeting. Should any other matters be properly raised at the extraordinary meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only shareholders and ADS holders at the close of business on March 28, 2024 shall be entitled to receive notice of and to vote at the extraordinary meeting.

How You Can Vote

You can vote your ordinary shares by attending the extraordinary meeting. If you do not plan to attend the extraordinary meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il, to the Company’s office at 5 Badner Street, Ramat Gan 4365603, Israel.

Please follow the instructions on the proxy card.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the extraordinary meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on March 21, 2024 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ronen Kantor, Adv) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, as described in the instructions available on MAGNA.

If you choose to attend the extraordinary meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the extraordinary meeting or at any postponements or adjournments of the extraordinary meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the extraordinary meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the extraordinary meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the extraordinary meeting or any adjournment thereof.  Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders and ADS holders on or about March 21, 2024. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of the proposals described in this proxy statement pursuant to the Israeli Companies Law, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman & Amit Gross. (Attention: Ronen Kantor, Adv) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the extraordinary meeting (i.e., April 20, 2024). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e., April 25, 2024).

Quorum

At the close of business on March 19, 2024, we had outstanding 544,906,149 ordinary shares, of which 289,616,200 were represented by ADSs. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the extraordinary meeting.

The quorum required to hold the Meeting consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the Company. If the Meeting is adjourned for lack of a quorum it will be held on the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if we serve notice to the shareholders no less than seven days before the date fixed for the such adjourned meeting (the “Deferred Meeting”). If at a Deferred Meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the Deferred Meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original Meeting.

Vote Required for Each Proposal

The affirmative vote of the holders of a majority of the voting power represented and voting on such Proposals in person or by proxy at the extraordinary meeting is necessary for the approval of each of Proposal 1 through 7.

In addition, the approval of the Proposals 1, 3, 4, 5, 6 and 7 must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the proposal, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 25.0% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than XTL Biopharmaceuticals, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain Proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the extraordinary meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the extraordinary meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs, as your broker and BNY Mellon will not be permitted to vote your shares in their discretion on any proposal at the extraordinary meeting. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.xtlbio.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

RE-ELECTION OF EXTERNAL DIRECTOR

Background

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. Under Israeli Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Israeli Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chairman of our audit committee and as the chairman of our compensation committee), and at least one external director must serve on each other committee of our board of directors.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Israeli Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Ms. Osnat Hillel Fein served as an external director of the Company from March 2015 and the re-election proposed herein will be for an additional term of three (3) years commencing as of March 25, 2024, by virtue of her exceptional professional expertise and contribution to the Board and its committees’ work.

Osnat Hillel Fein joined our Board of Directors in March 2015. She most recently served as Founder, Director and Managing Partner of Newton Propulsion Technologies LTD. In addition to serving as a board member on a number of TASE listed companies, including First ET View LTD, Priortech LTD, Aran R&D (1982) LTD, LeumiStart Fund and SDS LTD Discount Investment Corp, Ltd, Elron Electronic Industries Ltd, Property and Building Corp, Ltd, Mehadrin Ltd. Ms. Fein currently serve as Consultant, Strategy and Business Development at Adi Shefaram Management LTD and before served as the Business Development Manager at Giora Eiland Ltd., a representative of The Cheyne Capital Group in Israel, CEO of InterVision, Co-manager of the Aran Medical Ventures hedge fund, Marketing Manager at Datasphere Ltd. and an independent marketing consultant for TCB. She earned an Executive MBA and a BA in Humanities at Tel Aviv University and completed a one-year course in Management at the Tel Aviv campus of the College of Management.

Proposed Resolution

It is proposed that at the extraordinary meeting the following resolutions be adopted:

“RESOLVED, that the re-election of Mrs. Osnat Hillel Fein as an external director of the Company, commencing on March 25, 2024 for a period of three (3) years, until March 24, 2027 be, and hereby is, approved in all respects.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the re-election of the external director. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the re-election of the external director, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the re-election of the external director. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the election of the foregoing external director nominee.

PROPOSAL 2:

APPROVAL OF OPTION GRANT TO DORON TURGEMAN

Background

Our Compensation Committee and Board of Directors approved the grant to Mr. Doron Turgeman of 20,000 options to purchase, 20,000 ADSs of the Company, at an exercise price of US$1.20 per option. The options shall vest on a quarterly basis over thirty-six months as of March 17, 2024 so that 1/12 of the options shall vest on the last day of each three months period, provided that on such date Mr. Doron Turgeman shall serve as a director of the Company.

Proposed Resolution

It is proposed that at the extraordinary meeting the following resolutions be adopted:

“RESOLVED, to approve that Mr. Doron Turgeman, our chairman to the Board of Directors, shall receive the equity remuneration as described in this proxy statement.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the equity remuneration of the director.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the foregoing director equity remuneration.

PROPOSALS 3-4:

APPROVAL OF OPTION GRANT TO EXTERNAL DIRECTORS

Background

Our Compensation Committee and Board of Directors approved the grant of options to our external directors as follows: Ms. Osnat Hillel Fein shall be granted 10,000 options to purchase, 10,000 ADSs of the Company, and Ms. Iris Shapira Yalon shall be granted 8,500 options to purchase, 8,500 ADSs of the Company, each option having an exercise price of US$1.20 per option. The options shall vest on a quarterly basis over thirty-six months as of March 17, 2024 so that 1/12 of the options shall vest on the last day of each three months period, provided that on such date Ms. Osnat Hillel Fein and Ms. Iris Shapira Yalon respectively, shall serve as an external director of the Company.

Proposed Resolutions

It is proposed that at the extraordinary meeting the following resolutions be adopted:

“RESOLVED, that Ms. Osnat Hillel Fein, our external director, shall receive the equity remuneration as described in this proxy statement”;

“RESOLVED, that Ms. Iris Shapira Yalon, our external director, shall receive the equity remuneration as described in this proxy statement”.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on these proposals in person or by proxy is necessary for the approval of the resolution to approve the foregoing external directors’ equity remuneration. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of external directors’ equity remuneration, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the foregoing external directors’ equity remuneration. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the foregoing external directors equity remuneration.

PROPOSAL 5:

APPROVAL OF OPTION GRANT TO SHLOMO SHALEV

Background

Our Compensation Committee and Board of Directors approved the grant to Mr. Shlomo Shalev of 100,000 options to purchase, 100,000 ADSs of the Company, at an exercise price of US$1.20 per option. The options shall be fully vested as of March 17, 2024.

Proposed Resolution

It is proposed that at the extraordinary meeting the following resolution be adopted:

“RESOLVED, to approve that Mr. Shlomo Shalev, our Chief Executive Officer, shall receive the equity remuneration as described in this proxy statement.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the foregoing Chief Executive Officer’s equity remuneration. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Chief Executive Officer’s equity remuneration, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the equity remuneration of the Chief Executive Officer. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the foregoing Chief Executive Officer’s equity remuneration.

PROPOSAL 6:

RATIFICATION OF THE ADOPTION OF AN AMENDMENT TO THE COMPANY’S COMPENSATION

POLICY WITH RESPECT TO THE ADOPTION OF A NEW CLAWBACK POLICY INTENDED TO

COMPLY WITH THE CLAWBACK-RELATED LISTING STANDARDS PROPOSED BY THE

NASDAQ STOCK MARKET AND THE COMPANIES LAW, TO TAKE EFFECT AS OF DECEMBER 1, 2023

Background

Under the Companies Law, a public company is required to adopt a compensation policy, which must comply with the terms of the Companies Law and set forth the terms of service and employment of the Company’s directors and officers, including, specifically, any compensation recovery provisions in the event of accounting restatements, and must stipulate the terms of such provisions. The Company’s current Compensation Policy, as adopted by the Company’s shareholders, following review by, and approval of our Board of Directors, and currently includes certain compensation recovery provisions.

Following its adoption, the new Rule 10D-1 of the Securities Exchange Act of 1934, as amended, by the SEC as required by the U.S. Congress in the Dodd-Frank Wall Street Reform and Consumer Protection Act, directed U.S. stock exchanges, including the Nasdaq Stock Market, to adopt listing standards requiring all listed companies, including foreign private issuers, such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy by December 1, 2023 (the “Effective Date”). Accordingly, it is proposed to ratify that certain amendment the Company’s Compensation Policy as approved by the Company Board of Directors on November 23, 2023 in a manner that would also address the adoption of a clawback policy as contemplated pursuant to Rule 10D-1 of the Exchange Act and in accordance with the specific Nasdaq listing rules once adopted, whereby the specific clawback policy will be attached as an exhibit to the Company’s Compensation Policy and form an integral part thereof, and, subject to its approval, will take effect upon the Effective Date

The form of the clawback policy to be added to the Company’s Compensation Policy is attached hereto as Exhibit A and is intended to comply with the specific Nasdaq listing rules once adopted.

Proposed Resolution

It is proposed that at the extraordinary meeting the following resolution be adopted:

“RESOLVED, to ratify an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 23, 2023 with respect to the adoption of a new clawback policy, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect as of December 1, 2023.

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the extraordinary meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of proposed resolution.

PROPOSAL 7:

PRIVATE PLACEMENT - INTERESTED PARTY TRANSACTION

Background

The Company has entered into securities purchase agreements (“Purchase Agreement”) with certain investors, including Mr. Alexander Rabinovitch, a director, who as of March 19, 2024, beneficially holds in the aggregate approximately 23.54% of the Company ordinary shares (the “Interested Party”), to receive, proceeds of US$1.5 million by way of a private placement offering (the “Offering”).

The Purchase Agreement shall become effective conditional and upon the consummation of the acquisition of The Social Proxy Ltd., as detailed in the Company’s Form 6-K dated March 20, 2024 (File No. 001-36000) incorporated hereby by reference.

In connection with the Offering, the Company will issue 1,500,000 American Depository Shares (ADSs) at a purchase price of US$1.00 per ADS. Additionally, for each ADS purchased by investors, the investors will receive an unregistered warrant to purchase one ADS. The warrants have an exercise price of US$1.20 per ADS and shall be exercisable during a period of five (5) years from the date of grant. The closing of the Offering is subject to the satisfaction of customary closing conditions.

There will not be a placement agent in connection with this private placement.

The ADSs and warrants described above will be offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs issuable upon their exercise, will not be registered under the Act, and will not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

Because the Company’s ADSs are listed on the Nasdaq Stock Market, the Company is subject to the provisions of Nasdaq Rules 5635(c). Nasdaq Rule 5635(c) requires stockholder approval before the issuance of securities to a Nasdaq-listed company’s officers, directors, employees or consultants in a private placement at a price less than the market value of the stock, calculated as the closing bid price for such shares on the trading day immediately prior to entry into the agreement.

The Purchase Agreement may provide for the sale of ADSs to the Interested Party at a price which may be less than the closing bid price of our ADSs on the trading day immediately preceding the date of entry into the Purchase Agreement. Therefore, shareholder approval may be required pursuant to Nasdaq Stock Market Rule 5635(c).

Proposed Resolution

It is proposed that at the extraordinary meeting the following resolution be adopted:

“RESOLVED, to approve, including for the purpose of Nasdaq Rule §5635(c), a private placement of US$1.5 Million from certain investors, including an Interested Party, to be funded conditional upon the consummation of the acquisition of The Social Proxy Ltd., as detailed in the Company’s Form 6-K dated March 20, 2024 (File No. 001-36000).

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the Offering. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Offering, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the offering. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval, conditional and upon the consummation of the Transaction, of the Offering.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the extraordinary meeting, but, if any other matters are properly presented at the extraordinary meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer
Dated: March 21, 2024